UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

Avigen, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

053690103
(CUSIP Number)

ELIZABETH DELANEY
BVF PARTNERS L.P.
900 North Michigan Avenue
Suite 1100
Chicago, Illinois 60611
(312) 506-6500

ADAM W. FINERMAN, Esq.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,860,140
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,860,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.24%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,284,911
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,284,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,284,911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.31%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON BVF INVESTMENTS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,692,764
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,692,764
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,692,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.73%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON INVESTMENT 10, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 480,585
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 480,585
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 480,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.61%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,318,400
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,318,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,318,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.88%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,318,400
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,318,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,318,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.88%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,318,400
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,318,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,318,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.88%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 053690103

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 8 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the conclusion of the Special Meeting of Shareholders on March 27, 2009, the obligations of Messrs. Nodelman, Perry and Coppedge and BVF Acq to act in concert with the other Reporting Persons with respect to the securities of the Issuer terminated.  Accordingly, Messrs. Nodelman, Perry and Coppedge and BVF Acq are no longer members of the Section 13(d) group with respect to the securities of the Issuer or Reporting Persons for purposes of this Schedule 13D.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock purchased by BVF, BVF2, BVLLC and ILL10 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 8,318,400 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, BVLLC, and ILL10 is approximately $5,057,645 excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 29,831,115 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 5, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2009.

As of the date hereof, BVF beneficially owns 1,860,140 shares of Common Stock, BVF2 beneficially owns 1,284,911 shares of Common Stock, BVLLC beneficially owns 4,692,764 shares of Common Stock and ILL10 beneficially owned 480,585 shares of Common Stock, representing percentage ownership of approximately 6.24%, 4.31%, 15.73% and 1.61%, respectively, of the shares of Common Stock outstanding.

As the general partner of BVF and BVF2, the manager of BVLLC and the investment adviser of ILL10, Partners may be deemed to beneficially own the 8,318,400 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, BVLLC and ILL10, representing percentage ownership of approximately 27.88% of the shares of Common Stock outstanding.  As the investment adviser and general partner of Partners, BVF Inc. may be deemed to beneficially own the 8,318,400 shares of Common Stock beneficially owned by Partners, representing percentage ownership of approximately 27.88% of the shares of Common Stock outstanding.

CUSIP NO. 053690103

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 8,318,400 shares of Common Stock beneficially owned by BVF Inc., representing percentage ownership of approximately 27.88% of the shares of Common Stock outstanding.

(b)            Each of BVF, BVF2, BVLLC and ILL10 shares with Partners voting and dispositive power over the Common Stock each such entity beneficially owns.  Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 8,318,400 shares of Common Stock they may be deemed to beneficially own with BVF, BVF2, BVLLC and ILL10.

(c)           Transactions in the Common Stock by the Reporting Persons during the past 60 days:

			BVF	ILL10	BVF2	BVLLC
Date of Transaction	Type of Securities	Price Per Share					Type of Transaction

10/21/09	Common Stock	$1.5000	115,200	29,000	80,000	277,000	SALE

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows::

Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets.

Pursuant to the operating agreement of BVLLC, Partners is authorized, among other things, to invest the contributed capital of Samana Capital, L.P., the majority member of BVLLC, in the shares of Common Stock and other securities of the issuer and to vote, exercise or convert and dispose of each security, and is entitled to receive fees based on assets under management and, subject to certain exceptions, allocations based on realized and unrealized gains on such assets.

Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

On October 23, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., Investment 10, L.L.C., BVF Partners L.P., BVF Inc. and Mark N. Lampert, dated October 23, 2009.

CUSIP NO. 053690103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2009

BIOTECHNOLOGY VALUE FUND, L.P.		INVESTMENT 10, L.L.C.

By:	BVF Partners L.P., its general partner	By:	BVF Partners L.P., its investment manager

By:	BVF Inc., its general partner	By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	By:	/s/ Mark N. Lampert
	Mark N. Lampert		Mark N. Lampert
	President		President

BIOTECHNOLOGY VALUE FUND II, L.P.		BVF PARTNERS L.P.

By:	BVF Partners L.P., its general partner	By:	BVF Inc., its general partner

By:	BVF Inc., its general partner	By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	/s/ Mark N. Lampert		President
Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.		BVF INC.

By:	BVF Partners L.P., its manager	By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	BVF Inc., its general partner		President

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

/s/ Mark N. Lampert
MARK N. LAMPERT